Annual Report

JUNE 30, 2008

Waddell & Reed Advisors Continental Income Fund



CONTENTS

3   President's Letter

5   Manager's Discussion

10   Illustration of Fund Expenses

12   Portfolio Highlights

13   Investments

19   Statement of Assets and Liabilities

20   Statement of Operations

21   Statement of Changes in Net Assets

22   Financial Highlights

26   Notes to Financial Statements

32   Report of Independent Registered Public Accounting Firm

33   Income Tax Information

34   Directors and Officers

41   Annual Privacy Notice

43   Proxy Voting Information

44   Quarterly Portfolio Schedule Information

45   Householding Notice

46   IRA Disclosure

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Continental Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Continental Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2008



DEAR SHAREHOLDER:

A study this past winter by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point in the past seven decades. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing good long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended June 30, 2008, the S&P 500 Index fell 13.13 percent while the Lehman Brothers Aggregate Bond Index rose 7.13 percent.

We are grateful for your confidence in our long-term ability to manage your assets. This is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the 1930s; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting energy and food prices; and the strong probability of a recession this year.

The positives are more subtle: exports are strong; farmers are enjoying great prices for grain. Alternative energy and related technologies such as solar and wind power are booming. Tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have experienced in the first six months of 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. It will be important for the Fed to strike the right balance between keeping inflation in check and providing sufficient liquidity for financially sound businesses to help lead the U.S. economy on a path to recovery.

Today, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at June 30, 2008 is not in as good a shape as it was 12 months earlier. Oil prices have nearly doubled. Inflation is at the highest level since 1991 while the nation's unemployment rate is also higher. Economic growth is weak.

Economic Snapshot

	6-30-2008	6-30-2007
U.S. unemployment rate	5.50%	4.50%
Inflation (U.S. Consumer Price Index)	5.00%	2.70%
U.S. GDP	1.90%	3.40%
30-year fixed mortgage rate	6.45%	6.63%
Oil price per barrel	$140.00	$70.68

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for securing your long-term financial future. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Continental Income Fund

June 30, 2008



Below, Cynthia P. Prince-Fox, portfolio manager of Waddell & Reed Advisors Continental Income Fund, Inc., discusses positioning, performance and results for the fiscal year ended June 30, 2008. She has managed the Fund for 15 years and has 25 years of industry experience.

The Fund rose 1.19 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008, outperforming the 13.13 percent decline of the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks). The Fund's performance trailed the Citigroup Treasury/Govt Sponsored/Credit Index (generally reflecting the performance of funds in the bond market), which rose 7.57 percent for the period.

Multiple indexes are presented because the Fund invests in both stocks and bonds. Please note that the Fund returns include applicable fees and expenses, while index returns do not include any such fees.

The Fund's peer group, the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 7.37 percent for the 12 months ended June 30, 2008.`



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Underweighting of financials helped drive equity results

The Fund's equity portion substantially outperformed the S&P 500, primarily because of a significant underweight in financials and strong stock selection in our industrial holdings. Our industrial holdings did well, reflecting our ongoing thesis regarding infrastructure growth on a global basis. Several of our holdings in this sector ended at year-to-date highs based on solid global demand. Our decision earlier this year to significantly underweight the financials sector, in light of concerns regarding mortgage and housing markets, has proved a significant driver of relative performance. The Fund's allocation to financials was significantly less than the S&P 500 allocation of roughly 20 percent.

The fixed-income portion of the Fund modestly outperformed its bond benchmark, primarily because of our high-quality government securities exposure and the market's rotation toward safety. We did maintain some cash in the Fund as a result of earlier stock sales, which also aided in performance.

Foreclosure peak?

When will the housing crisis end? This is one of the most important questions the market is hoping to answer in the coming months. What we do know is that housing starts have corrected significantly from their peak of 2.296 million homes in January 2006. As of May 2008, housing starts stood at 975,000, down 57 percent. Total inventory of homes for sale nationwide stood somewhere close to an 11-month supply.

One key unknown is how the level of foreclosures will add to the current inventory. The number of foreclosures in 2007 stood at 870,000. In 2008, that number could potentially double to something close to 1.5 million homes.

While past performance is no guarantee of future results, history may be a useful guide as to when foreclosures might peak. The Federal Reserve Bank of Boston recently completed a paper on the Massachusetts housing market and its history of boom-bust cycles. The analysis discovered that 95 percent of all foreclosures occur when loan-to-value ratios exceed 80 percent. Additionally, almost 50

Top 10 Equity Holdings
June 30, 2008

Company	Sector
Exxon Mobil Corporation	Energy
Schlumberger Limited	Energy
Fluor Corporation	Capital Goods
General Dynamics Corporation	Technology
Colgate-Palmolive Company	Consumer Non-Durables
Exelon Corporation	Utilities
Johnson & Johnson	Health Care
Gilead Sciences, Inc.	Health Care
Cisco Systems, Inc.	Technology
Joy Global Inc.	Capital Goods

June 30, 2007

Company	Sector
Exxon Mobil Corporation	Energy
General Dynamics Corporation	Technology
Apple Inc.	Technology
Schlumberger Limited	Energy
General Electric Company	Multi-Industry
Cisco Systems, Inc.	Technology
Fluor Corporation	Capital Goods
Colgate-Palmolive Company	Consumer Non-Durables
Johnson & Johnson	Health Care
Boeing Company (The)	Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

percent of home foreclosures occur in the first three years of homeownership and a full 25 percent occur in the first one to two years.

While we can be assured we have not seen a peak in foreclosures, this data suggests when it might happen. The peak in subprime loan origination was during the fourth quarter of 2006, which means that many of the most troubled loans are entering that critical period of one to two years. While we believe the housing cycle will take years to fully recover, having a better sense of how big the problem is would be helpful for financial markets.

High oil prices: a major economic threat

Oil appears to us to have replaced housing as the major threat to economic stability. In developed markets we are starting to see demand destruction. For example, the U.S. experienced the first meaningful decline in gasoline consumption in several decades during the first quarter of 2008. However, the issue is: what the U.S. does not consume, emerging markets likely will.

While many developing economies are beginning to lift fuel subsidies given high prices, China has only recently done so. Reports have even suggested that China is purchasing more fuel than usual in an attempt to stockpile ahead of the Beijing Olympics. China is important: The country is expected to source half of all global growth of oil demand in 2008. So it would appear that supply and demand are both playing their part in driving up the price of the commodity almost 50 percent year-to-date.

We cannot know for sure when and by how much prices may pull back, as demand destruction continues to take hold. We also cannot know for sure how much speculation is playing its part in the rapid rise of the commodity. However, we do see demand destruction occurring around the world, which could potentially take pressure off the price in the short term.

Global inflation

Inflation is another issue that markets are grappling with around the world. Many emerging markets are facing double-digit increases in the rate of inflation. Some of the most basic commodities, such as rice, have experienced a doubling in price since the start of the year. We believe that much of the blame can be placed on the inflationary monetary policies of emerging markets' central banks. This has created a conundrum for the Fed, since it will be difficult to control rising prices with higher interest rates while housing remains challenged.

Has the U.S. decoupled from the rest of the world. . . and does it matter? We think the answer is yes and no. China is still growing its gross domestic product by 11 percent, despite a slowing in the U.S. It would appear that China's dependence on the U.S. as an export market has lessened, as their economy emerges as self-sustaining. On the other hand, Europe has coupled with the U.S. slowdown, which has been the most troublesome development, in our opinion.

We believe the rest of the world is in the midst of an unprecedented economic boom in which the U.S. consumer ends up being only a modest detractor to global growth. We have positioned the Fund accordingly. We believe we remain positioned to benefit from global growth, but recognize that in a slowing environment, growth may be difficult to find away from traditional defensive sectors.

During the past fiscal year, we placed our greatest emphasis on consumer staples, industrials and energy relative to the S&P 500 weightings. While the financial sector started the fiscal year as our largest weighted sector, we were underweight banks for most of the year. We further reduced our financial weightings as we became concerned write-offs related to subprime lending would be larger than we had anticipated. We have preferred to invest in financial stocks that we feel should benefit from increasing global wealth management.

Our outlook

We continue to believe the economy and the markets will remain challenged until there is some resolution on housing, oil prices and inflation. In all three cases there has been no real improvement. We feel that inflationary pressures will likely remain until economic momentum slows in the developing markets.

We recognize that uncertainty creates opportunity and we remain focused on looking for new ideas to bring to the Fund. While the economic backdrop looks poor, we strongly believe time will ultimately cure most ills. In the meantime, we believe the Fund is positioned defensively while maintaining positions in companies that continue to thrive in a global boom.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.

Comparison of Change in Value of $10,000 Investment

———————	Waddell & Reed Advisors Continental Income Fund, Inc., Class A Shares[1]......................................	$14,701
— — —	S&P 500 Index	$11,581
– – – –	Citigroup Treasury/Govt Sponsored/Credit Index	$16,861
- - - - - - -	Lipper Mixed-Asset Target Allocation Growth Funds Universe Average......................................	$14,396



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-08	−4.63%	−3.70%	0.14%	1.45%
5-year period ended 6-30-08	6.83%	6.92%	7.08%	8.41%
10-year period ended 6-30-08	4.20%	—	—	5.12%
Since inception of Class[3] through 6-30-08	—	3.88%	3.89%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and 10-5-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

CONTINENTAL INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 945.70	1.21%	$ 5.84
Class B.	1,000	940.00	2.16	10.38
Class C	1,000	940.20	2.12	10.19
Class Y.	1,000	946.90	0.93	4.48
Based on 5% Return[2]				
Class A.	$1,000	$1,018.85	1.21%	$ 6.06
Class B.	1,000	1,014.12	2.16	10.78
Class C	1,000	1,014.32	2.12	10.58
Class Y.	1,000	1,020.24	0.93	4.65

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF CONTINENTAL INCOME FUND

Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Continental Income Fund, Inc. had net assets totaling $452,997,998 invested in a diversified portfolio of:

68.08%	Domestic Common Stocks
16.86%	United States Government and Government Agency Obligations
9.90%	Cash and Cash Equivalents
3.02%	Foreign Common Stocks
1.98%	Corporate Debt Securities
0.16%	Preferred Stocks

Asset Allocation

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008 your Fund owned:



	Stocks	**$71.26**
	Technology Stocks	$14.31
	Health Care Stocks	$11.19
	Financial Services Stocks	$ 9.99
	Energy Stocks	$ 8.96
	Consumer Nondurables Stocks	$ 7.70
	Miscellaneous Stocks[1]	$ 6.69
	Capital Goods Stocks	$ 6.05
	Utilities Stocks	$ 3.51
	Raw Materials Stocks	$ 2.86
	Bonds	**$18.84**
	United States Government and Government Agency Obligations	$16.86
	Corporate Debt Securities	$ 1.98
	Cash and Cash Equivalents	**$ 9.90**

[1]Includes $1.45 Business Equipment and Services Stocks, $1.68 Consumer Services Stocks, $1.35 Multiple Industry Stocks, $1.42 Retail Stocks and $0.79 Transportation Stocks.

The Investments of Continental Income Fund

June 30, 2008

COMMON STOCKS	Shares	Value
Banks – 2.46%		
Northern Trust Corporation	117,100	$ 8,025,449
Synovus Financial Corp.	359,200	3,135,816
		11,161,265
Beverages – 5.08%		
Anheuser-Busch Companies, Inc.	84,300	5,236,716
Brown-Forman Corporation, Class B	64,000	4,836,480
Coca-Cola Company (The)	96,800	5,031,664
PepsiCo, Inc.	124,600	7,923,314
		23,028,174
Business Equipment and Services – 0.84%		
Pitney Bowes Inc.	112,100	3,822,610
Capital Equipment – 1.85%		
Joy Global Inc.	110,800	8,408,058
Chemicals – Petroleum and Inorganic – 1.17%		
E.I. du Pont de Nemours and Company	123,300	5,288,337
Chemicals – Specialty – 1.69%		
Air Products and Chemicals, Inc.	77,700	7,681,422
Communications Equipment – 4.89%		
Cisco Systems, Inc.*	363,200	8,451,664
Nokia Corporation, Series A, ADR	289,700	7,097,650
QUALCOMM Incorporated	149,000	6,614,855
		22,164,169
Computers – Main and Mini – 1.47%		
Hewlett-Packard Company	150,700	6,662,447
Computers – Micro – 1.48%		
Apple Inc.*	40,000	6,698,600
Computers – Peripherals – 1.26%		
Microsoft Corporation	206,500	5,687,010
Defense – 2.91%		
General Dynamics Corporation	156,600	13,185,720
Electrical Equipment – 1.28%		
Emerson Electric Co.	117,400	5,805,430

See Notes to Schedule of Investments on page 18.

The Investments of Continental Income Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 1.22%		
Microchip Technology Incorporated	181,200	$ 5,525,694
Electronic Instruments – 1.08%		
Applied Materials, Inc.	255,300	4,874,953
Health Care – Drugs – 5.65%		
Abbott Laboratories	143,100	7,580,007
Allergan, Inc.	74,400	3,872,520
Genentech, Inc.*	71,000	5,388,900
Gilead Sciences, Inc.*	165,400	8,754,622
		25,596,049
Health Care – General – 4.29%		
DENTSPLY International Inc.	182,700	6,729,755
Johnson & Johnson	137,500	8,846,750
Zimmer Holdings, Inc.*	56,500	3,844,825
		19,421,330
Hospital Supply and Management – 1.25%		
Medtronic, Inc.	109,300	5,656,275
Household – General Products – 2.07%		
Colgate-Palmolive Company	135,700	9,376,870
Insurance – Life – 1.64%		
Aflac Incorporated	118,300	7,429,240
Insurance – Property and Casualty – 3.99%		
Allstate Corporation (The)	139,200	6,346,128
Berkshire Hathaway Inc., Class B*	1,600	6,419,200
Travelers Companies, Inc. (The)	122,400	5,312,160
		18,077,488
Motion Pictures – 1.12%		
News Corporation Limited, Class A	338,500	5,091,040
Multiple Industry – 1.35%		
General Electric Company	228,500	6,098,665

See Notes to Schedule of Investments on page 18.

The Investments of Continental Income Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 2.92%		
Fluor Corporation	71,200	**$ 13,248,896**
Petroleum – International – 6.03%		
BP p.l.c., ADR	95,000	6,609,150
Chevron Corporation	70,100	6,949,013
Exxon Mobil Corporation	156,138	13,760,442
		27,318,605
Petroleum – Services – 2.93%		
Schlumberger Limited	123,500	**13,267,605**
Publishing – 0.56%		
Meredith Corporation	89,900	**2,543,271**
Retail – General Merchandise – 1.42%		
Wal-Mart Stores, Inc.	114,200	**6,418,040**
Security and Commodity Brokers – 1.74%		
CME Group Inc.	8,100	3,103,839
J.P. Morgan Chase & Co.	139,400	4,782,814
		7,886,653
Timesharing and Software – 0.61%		
Paychex, Inc.	88,200	**2,760,219**
Tobacco – 0.55%		
Philip Morris International Inc.*	50,600	**2,499,134**
Trucking and Shipping – 0.79%		
Expeditors International of Washington, Inc.	83,000	**3,571,905**
Utilities – Electric – 2.04%		
Exelon Corporation	102,800	**9,247,888**
Utilities – Telephone – 1.47%		
AT&T Inc.	197,100	**6,640,299**
TOTAL COMMON STOCKS – 71.10%		**$322,143,361**
(Cost: $233,607,362)		

See Notes to Schedule of Investments on page 18.

The Investments of Continental Income Fund

June 30, 2008

PREFERRED STOCKS – 0.16%	Shares	Value
Finance Companies		
Freddie Mac, 8.375%	30,500	$ **741,150**
(Cost: $762,500)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Beverages – 0.47%		
Coca-Cola Enterprises Inc.,		
6.7%, 10–15–36	$2,000	**2,112,980**
Finance Companies – 1.51%		
General Electric Capital Corporation,		
8.3%, 9–20–09	6,500	**6,820,053**
TOTAL CORPORATE DEBT SECURITIES – 1.98%		$ **8,933,033**
(Cost: $8,580,478)		

**UNITED STATES GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS**

Agency Obligations – 3.25%		
Federal Home Loan Mortgage Corporation,		
6.625%, 9–15–09	5,000	5,217,535
Federal National Mortgage Association:		
6.625%, 9–15–09	4,000	4,173,824
7.25%, 1–15–10	5,000	5,318,630
		14,709,989
Mortgage-Backed Obligations – 1.08%		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificate,		
4.5%, 7–1–18	2,385	2,332,570
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
9.0%, 8–15–16	34	37,058
9.0%, 10–15–16	3	2,566
9.0%, 11–15–16	12	13,368
9.0%, 1–15–17	3	2,652
9.0%, 1–15–17	2	2,009
9.0%, 3–15–17	14	15,007
9.0%, 4–15–17	18	20,138
4.0%, 9–15–18	2,296	2,191,907
6.5%, 8–15–28	262	272,580
		4,889,855

See Notes to Schedule of Investments on page 18.

The Investments of Continental Income Fund

June 30, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Inflation Protected Obligation – 0.87%		
United States Treasury Note,		
3.0%, 7–15–12 (A)	$ 3,584	**$ 3,936,925**
Treasury Obligations – 11.66%		
United States Treasury Bonds:		
7.25%, 5–15–16	8,500	10,450,350
6.25%, 8–15–23	5,000	5,953,515
United States Treasury Notes:		
4.25%, 10–15–10	10,000	10,357,810
4.25%, 11–15–14	10,000	10,449,220
4.25%, 8–15–15	15,000	15,609,375
		52,820,270
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 16.86%		**$ 76,357,039**
(Cost: $71,631,660)		

SHORT-TERM SECURITIES		
Commercial Paper		
Alcoa Incorporated,		
2.82%, 7–8–08	4,000	3,997,807
Anheuser-Busch Companies, Inc.,		
2.3%, 7–1–08	11,096	11,096,000
Avon Capital Corp. (Avon Products, Inc.),		
2.14%, 7–11–08	5,000	4,997,028
Hershey Company (The),		
2.02%, 7–7–08	5,000	4,998,316
PacifiCorp,		
2.65%, 7–1–08	10,000	10,000,000
PepsiCo, Inc.,		
2.19%, 7–2–08	5,000	4,999,696
Total Commercial Paper – 8.85%		**40,088,847**

See Notes to Schedule of Investments on page 18.

The Investments of Continental Income Fund

June 30, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligation – Taxable – 0.90%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation), 2.6%, 7–3–08 (B)	$4,060	$ 4,060,000
TOTAL SHORT-TERM SECURITIES – 9.75%		$ 44,148,847
(Cost: $44,148,847)		
TOTAL INVESTMENT SECURITIES – 99.85%		$452,323,430
(Cost: $358,730,847)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.15%		674,568
NET ASSETS – 100.00%		$452,997,998

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

  *No dividends were paid during the preceding 12 months.

(A) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2008.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CONTINENTAL INCOME FUND
June 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $358,731) (Notes 1 and 3)	$452,323
Receivables:	
Dividends and interest.	1,603
Fund shares sold.	327
Prepaid and other assets	48
Total assets	454,301

LIABILITIES

Payable to Fund shareholders	1,050
Accrued distribution and service fees (Note 2)	93
Accrued shareholder servicing (Note 2).	79
Accrued accounting services fee (Note 2)	11
Accrued management fee (Note 2)	9
Due to custodian.	2
Other	59
Total liabilities.	1,303
Total net assets	$452,998

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 56,870
Additional paid-in capital	297,007
Accumulated undistributed income:	
Accumulated undistributed net investment income.	691
Accumulated undistributed net realized gain on	
investment transactions	4,837
Net unrealized appreciation in value of investments.	93,593
Net assets applicable to outstanding units of capital.	$452,998
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.97
Class B	$7.96
Class C	$7.96
Class Y	$7.97
Capital shares outstanding:	
Class A	54,499
Class B	1,601
Class C	663
Class Y	107
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

CONTINENTAL INCOME FUND
For the Fiscal Year Ended June 30, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$ 6,512
Dividends (net of foreign withholding taxes of $68)	5,864
Total income	12,376
Expenses (Note 2):	
Investment management fee.	3,419
Distribution and service fees:	
Class A	1,169
Class B	146
Class C	59
Shareholder servicing:	
Class A	811
Class B	53
Class C	20
Class Y	1
Accounting services fee	138
Custodian fees.	19
Audit fees.	18
Legal fees	13
Other	214
Total expenses	6,080
Net investment income	6,296

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	12,689
Unrealized depreciation in value of investments during the period	(12,657)
Net gain on investments	32
Net increase in net assets resulting from operations	$ 6,328

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONTINENTAL INCOME FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2008	2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 6,296	$ 6,260
Realized net gain on investments	12,689	17,924
Unrealized appreciation (depreciation)	(12,657)	35,138
Net increase in net assets resulting from operations.	6,328	59,322
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(6,464)	(5,833)
Class B	(67)	(42)
Class C	(28)	(18)
Class Y	(13)	(9)
Realized gains on investment transactions:		
Class A	(20,571)	(12,819)
Class B	(666)	(425)
Class C.	(259)	(163)
Class Y	(35)	(16)
	(28,103)	(19,325)
Capital share transactions (Note 5)	(16,556)	(35,341)
Total increase (decrease)	(38,331)	4,656
NET ASSETS		
Beginning of period.	491,329	486,673
End of period.	$452,998	$491,329
Accumulated undistributed net investment income. . . .	$ 691	$ 967

(1)See "Financial Highlights" on pages 22 - 25.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.34	$7.69	$7.39	$7.04	$6.33
Income from investment operations:					
Net investment income	0.11	0.11	0.09	0.10	0.08
Net realized and unrealized gain on investments	0.02	0.86	0.49	0.35	0.71
Total from investment operations	0.13	0.97	0.58	0.45	0.79
Less distributions from:					
Net investment income	(0.12)	(0.10)	(0.09)	(0.10)	(0.08)
Capital gains	(0.38)	(0.22)	(0.19)	(0.00)	(0.00)
Total distributions	(0.50)	(0.32)	(0.28)	(0.10)	(0.08)
Net asset value, end of period	$7.97	$8.34	$7.69	$7.39	$7.04
Total return[1]	1.19%	12.85%	7.90%	6.46%	12.54%
Net assets, end of period (in millions)	$434	$469	$464	$488	$494
Ratio of expenses to average net assets	1.21%	1.23%	1.23%	1.24%	1.24%
Ratio of net investment income to average net assets	1.33%	1.32%	1.17%	1.42%	1.22%
Portfolio turnover rate	11%	16%	48%	43%	36%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.34	$7.69	$7.38	$7.04	$6.32
Income from investment operations:					
Net investment income	0.03	0.03	0.01	0.03	0.02
Net realized and unrealized gain on investments.	0.01	0.86	0.50	0.35	0.71
Total from investment operations	0.04	0.89	0.51	0.38	0.73
Less distributions from:					
Net investment income	(0.04)	(0.02)	(0.01)	(0.04)	(0.01)
Capital gains	(0.38)	(0.22)	(0.19)	(0.00)	(0.00)
Total distributions	(0.42)	(0.24)	(0.20)	(0.04)	(0.01)
Net asset value, end of period	$7.96	$8.34	$7.69	$7.38	$7.04
Total return	0.12%	11.75%	6.96%	5.33%	11.62%
Net assets, end of period (in millions)	$13	$15	$16	$18	$17
Ratio of expenses to average net assets	2.15%	2.19%	2.20%	2.22%	2.24%
Ratio of net investment income to average net assets	0.38%	0.35%	0.19%	0.44%	0.22%
Portfolio turnover rate.	11%	16%	48%	43%	36%

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.34	$7.69	$7.38	$7.04	$6.32
Income from investment operations:					
Net investment income	0.03	0.03	0.02	0.03	0.02
Net realized and unrealized gain on investments.	0.01	0.87	0.49	0.35	0.71
Total from investment operations	0.04	0.90	0.51	0.38	0.73
Less distributions from:					
Net investment income	(0.04)	(0.03)	(0.01)	(0.04)	(0.01)
Capital gains	(0.38)	(0.22)	(0.19)	(0.00)	(0.00)
Total distributions	(0.42)	(0.25)	(0.20)	(0.04)	(0.01)
Net asset value, end of period	$7.96	$8.34	$7.69	$7.38	$7.04
Total return	0.14%	11.78%	6.99%	5.35%	11.59%
Net assets, end of period (in millions)	$5	$6	$6	$6	$6
Ratio of expenses to average net assets	2.13%	2.17%	2.18%	2.18%	2.20%
Ratio of net investment income to average net assets	0.41%	0.37%	0.21%	0.47%	0.25%
Portfolio turnover rate.	11%	16%	48%	43%	36%

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$8.34	$7.69	$7.39	$7.04	$6.33
Income from investment operations:					
Net investment income	0.13[1]	0.14	0.11	0.13[1]	0.13
Net realized and unrealized gain on investments.	0.02[1]	0.86	0.49	0.35[1]	0.68
Total from investment operations	0.15	1.00	0.60	0.48	0.81
Less distributions from:					
Net investment income	(0.14)	(0.13)	(0.11)	(0.13)	(0.10)
Capital gains	(0.38)	(0.22)	(0.19)	(0.00)	(0.00)
Total distributions	(0.52)	(0.35)	(0.30)	(0.13)	(0.10)
Net asset value, end of period.	$7.97	$8.34	$7.69	$7.39	$7.04
Total return	1.45%	13.17%	8.22%	6.80%	12.87%
Net assets, end of period (in millions)	$1	$1	$1	$1	$1
Ratio of expenses to average net assets	0.94%	0.95%	0.93%	0.94%	0.94%
Ratio of net investment income to average net assets	1.60%	1.61%	1.47%	1.71%	1.53%
Portfolio turnover rate.	11%	16%	48%	43%	36%

[1]Based on average weekly shares outstanding.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2008

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Continental Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide current income to the extent that, in the opinion of Waddell & Reed Investment Management Company (WRIMCO), the Fund's investment manager, market and economic conditions permit. As a secondary objective, the Fund seeks long-term appreciation of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency prior to translation.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state tax authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

F. New Accounting Pronouncements – In September 2006, Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending June 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $100 to $ 200	$ 48,400
From $200 to $ 350	$ 63,200
From $350 to $ 550	$ 82,500
From $550 to $ 750	$ 96,300
From $750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $447,084. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2008, W&R received $4, $13,825 and $764 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $279,474 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2008, the Fund paid Directors' regular compensation of $32,522, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $49,591,175, while proceeds from maturities and sales aggregated $86,834,873. Proceeds from maturities and sales of U.S. government obligations aggregated $11,105,394. No U.S. government obligations were purchased during the fiscal year ended June 30, 2008.

For Federal income tax purposes, cost of investments owned at June 30, 2008 was $358,793,517, resulting in net unrealized appreciation of $93,529,913, of which $102,984,065 related to appreciated securities and $9,454,152 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$ 8,291,810
Distributed ordinary income	10,594,323
Undistributed ordinary income	751,983
Realized long-term capital gains	10,785,768
Distributed long-term capital gains	17,508,808
Undistributed long-term capital gains	4,719,491
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2008	**2007**
Shares issued from sale of shares:		
Class A	4,553	3,905
Class B	126	115
Class C	142	134
Class Y	34	18
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,066	2,261
Class B	81	58
Class C	33	22
Class Y	6	3
Shares redeemed:		
Class A	(9,364)	(10,283)
Class B	(471)	(374)
Class C	(222)	(239)
Class Y	(10)	(20)
Decrease in outstanding capital share.	(2,026)	(4,400)
Value issued from sale of shares:		
Class A	$ 38,196	$ 31,313
Class B	1,052	917
Class C	1,212	1,065
Class Y	290	145
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	26,166	18,139
Class B	695	465
Class C	287	180
Class Y	48	25
Value redeemed:		
Class A	(78,581)	(82,535)
Class B	(3,951)	(2,994)
Class C	(1,882)	(1,901)
Class Y	(88)	(160)
Decrease in outstanding capital	$(16,556)	$(35,341)

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. During the past fiscal year, the Fund was not one of the selected funds to participate in or benefit from the aggregate management fee reduction discussed above. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Waddell & Reed Advisors Continental Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Continental Income Fund, Inc. (the "Fund"), as of June 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Continental Income Fund, Inc. as of June 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2008

Income Tax Information

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $6,846,364 of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or $7,480,653 as qualified dividend income for individuals for the tax period ending June 30, 2008.

The Fund designated $17,508,808 as distributions of long-term capital gains. These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors Continental Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc.* (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc.* The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

*Changed to Ivy Funds Variable Insurance Portfolios, Inc. effective July 31, 2008.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Fund Director since 2007 Director in Fund Complex since 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Fund Director since 1997 Director in Fund Complex since 1997	Professor of Law, Washburn School of Law (1988 to present)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Fund Director since 1997 Director in Fund Complex since 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Past President, Liberty Memorial Association (WWI National Museum) (2005–2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Fund Director since 1998 Director in Fund Complex since 1998 Fund Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (arts trust) (until 2006); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005)

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Director since 1998 Director in Fund Complex since 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Fund Director since 1988 Director in Fund Complex since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (financial services)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Fund Director since 2008 Director in Fund Complex since 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Fund Director since 1971 Director in Fund Complex since 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Fund Director since 1996 Director in Fund Complex since 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust; Director, American Red Cross (social services); Director, Rockhurst University (education); Director, CarEntrust, Inc. (health care technology)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Fund Director since 1995 Director in Fund Complex since 1995	Chancellor Emeritus, University of Missouri at Kansas City (1999-present); Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material.

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Fund Director since 2007 Director in Fund Complex since 2007	Chief Investment Officer (CIO) of WDR, WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR; Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Fund Director since 1998 Director in Fund Complex since 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Fund President since 2001 Fund Director since 1998 Director in Fund Complex since 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Fund Vice President since 2006 Fund Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Fund Vice President since 2006 Fund Treasurer since 2006 Fund Principal Accounting Officer since 2006 Fund Principal Financial Officer since 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Vice President since 2000 Fund Assistant Secretary since 2006 Fund Associate General Counsel since 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Fund Vice President since 2006 Fund Chief Compliance Officer since 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Fund Vice President since 2000 Fund General Counsel since 2000 Fund Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1004A (6-08)

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